For period ending   March 31, 2009			Exhibit 77E

File number 811-7528

Shareholder action seeking involuntary dissolution of the Fund terminated:

In the filing for the prior fiscal period, the Registrant noted that a complaint had been filed against it in the Circuit Court of Baltimore City on October 23, 2008, by a small number of shareholder activists
(the Petitioners) claiming to own twenty-five percent of the Registrants outstanding shares. The Petitioners sought the involuntary dissolution of the Registrant on the grounds that the stockholders of the Registrant were so divided that directors could not be elected. The Registrant was advised that the complaint was without merit. The Registrant defended itself against the complaint and opposed the requested dissolution.
The Petitioners were as follows: Bulldog Investors General Partnership; Benchmark Plus Institutional Partners, L.L.C.; Benchmark Plus Partners, L.L.C.; Karpus Investment Management; 1607 Capital Partners; Western Investors Total Return Partners L.P.; Western Investment Total Return
Fund Ltd.; and Western Investment Hedged Partners L.P.

On January 20, 2009, the Petitioners voluntarily dismissed their complaint. As a result, the litigation under Maryland law was terminated.
The Registrant had filed a motion to dismiss the action or to grant summary judgment, which was pending at the time the Petitioners elected voluntarily to dismiss their lawsuit. The Petitioners dismissed their lawsuit before responding to the Registrants motion.